

05041726

SECURIT[illegible] [illegible]MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 202 SECTION

SEC FILE NUMBER
8-17103

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Davenport & Company LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Cary Street, 11th Floor

(No. and Street)

PROCESSED
APR 07 2005
THOMSON FINANCIAL

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Lee Keiger, III — (804) 780-2016

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	Virginia	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Lee Keiger, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Davenport & Company LLC as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

My Commission Expires April 30, 2007



Signature

Chief Financial Officer, Senior Vice President

Title



Notary Public

This report ** contains (check all applicable boxes):

- [√] (a) Facing Page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Changes in Financial Condition.
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [√] (g) Computation of Net Capital.
- [√] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [√] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [√] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVENPORT & COMPANY LLC
One James Center, 901 East Cary Street
Richmond, Virginia 23219

February 23, 2005

Board of Directors
New York Stock Exchange, Inc.
22nd Floor – 20 Broad Street
New York, New York 10005

Gentlemen:

We, the undersigned members or allied members of Davenport & Company LLC, have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the required consolidated financial statements and schedules based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the aforedescribed consolidated financial statements prepared as of December 31, 2004 and for the year then ended, represent true and correct financial statements of our organization and that such financial statements will promptly be made available to those members and allied members whose signatures do not appear below.





Beverley B. Munford III
Vice Chairman of the Board

J. Lee Keiger III
Chief Financial Officer

We hereby attest that the aforedescribed consolidated financial statements as of December 31, 2004 and for the year then ended have been audited by us and we have issued our report thereon dated February 23, 2005.

KPMG LLP

DAVENPORT & COMPANY LLC
AND SUBSIDIARY

Table of Contents



KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Managers
Davenport & Company LLC:

We have audited the accompanying consolidated statements of financial condition of Davenport & Company LLC and subsidiary (the Company) as of December 31, 2004 and 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Davenport & Company LLC and subsidiary as of December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 28, 2005

DAVENPORT & COMPANY LLC
AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2004 and 2003

Assets		2004	2003
Cash and cash equivalents (note 11)	$	5,073,751	6,390,387
Cash segregated under federal and other regulations (note 3)		2	2
Deposits with clearing organizations and others		839,484	1,358,951
Receivable from broker-dealers and clearing organizations (note 4)		1,353,957	912,694
Receivable under securities loan agreements (note 11)		1,053,600	2,124,200
Receivable from customers (note 5)		60,542,532	63,634,511
Receivable from noncustomers (note 5)		2,497,360	2,864,479
Securities purchased under agreements to resell		—	1,065,000
Securities owned (notes 6, 8, and 11):			
Marketable, at market value		5,711,252	12,374,591
Not readily marketable, at estimated fair value		105,246	116,055
Memberships in exchanges, at adjusted cost (market value $1,050,000 in 2004 and $1,500,000 in 2003)		46,000	46,000
Furniture, equipment, software, and leasehold improvements, at cost (less accumulated depreciation and amortization of $10,084,665 in 2004 and $9,426,738 in 2003)		1,482,527	1,664,182
Note receivable from member (note 7)		—	98,872
Prepaid expenses and other assets		5,253,723	5,067,107
	$	83,959,434	97,717,031

Liabilities and Members' Interest		2004	2003
Short-term bank loans (note 8)	$	12,440,000	23,165,000
Drafts payable		10,246,992	9,871,832
Members' distribution payable		5,422,166	4,637,424
Payable to broker-dealers and clearing organizations (note 4)		6,397,162	1,902,086
Obligation to return borrowed securities (note 11)		970,125	2,056,924
Payable to customers (note 5)		16,132,162	21,907,141
Payable to noncustomers (note 5)		11,623	37,113
Securities sold, not yet purchased, at market value (note 6)		108,339	389,330
Accounts payable, accrued expenses, and other liabilities		6,962,782	6,623,544
		58,691,351	70,590,394
Members' interest		25,268,083	27,126,637
Commitments and contingent liabilities (notes 6, 9, 11, 12, and 13)			
	$	83,959,434	97,717,031

See accompanying notes to consolidated financial statements.

(1) Organization and Nature of Business

Davenport & Company LLC (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940. The Company is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The Company is a limited liability company organized under the laws of the Commonwealth of Virginia. The Company is owned by Davenport & Company of Virginia, Inc., Davenport Corp. and DAVA Corp. (collectively, the Members) and has membership interests of 80%, 14%, and 4%, respectively. The liability of each Member is limited to the balances in each Member's capital account. The Company will continue indefinitely, unless dissolved earlier pursuant to the terms of the operating agreement of the Company.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The consolidated statement of financial condition include the accounts of the Company and its wholly owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory services. All material intercompany balances and transactions are eliminated in consolidation.

(b) *Cash and Cash Equivalents*

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

(c) *Securities Transactions*

Proprietary securities transactions in regular-way trades are recorded on the settlement date, which is not materially different from the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are also recorded on the settlement date, which is not materially different from the trade date. Customers' securities transactions are reported on a settlement date basis, unless the effect is materially different than a trade-date basis.

Marketable securities are valued at fair value, except for not readily marketable securities, which are valued at estimated fair value as determined by management.

(d) *Securities Purchased Under Agreements to Resell*

Securities purchased under agreements to resell are collaterized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold plus accrued interest as specified in the respective agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

(Continued)

(e) ***Collateral***

The Company reports assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice.

(f) ***Income Taxes***

Income taxes are not reflected in the accompanying consolidated financial statements as the responsibility for income taxes is that of the Members and not of the Company.

(g) ***Furniture, Equipment, Software, and Leasehold Improvements***

The Company records depreciation and amortization on the straight-line method based on estimated useful lives of two years for software and the related software licenses, four years for quotation equipment, six years for data processing and communications equipment, and ten years for furniture and fixtures. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

(h) ***Exchange Memberships***

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

(i) ***Drafts Payable***

Drafts payable represent amounts drawn by the Company against a bank.

(j) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k) ***Reclassifications***

Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

(3) Cash Segregated under Federal and Other Regulations

Cash of $2 at December 31, 2004 and 2003 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (SEC).

DAVENPORT & COMPANY LLC
AND SUBSIDIARY

Notes to Consolidated Statements of Financial Condition

December 31, 2004 and 2003

(4) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2004 and 2003, consisted of the following:

	2004	
	Receivable	Payable
Securities failed to deliver/receive	$ 31,134	1,192,754
Amounts receivable from/payable to clearing broker	1,301,498	1,055,285
Amounts receivable from/payable to clearing organizations	2,009	3,629,407
Other	19,316	519,716
	$ 1,353,957	6,397,162

	2003	
	Receivable	Payable
Securities failed to deliver/receive	$ 587,304	1,215,667
Amounts receivable from/payable to clearing broker	207,621	54,348
Amounts receivable from/payable to clearing organizations	2,009	548,303
Other	115,760	83,768
	$ 912,694	1,902,086

The Company clears certain of its transactions through another broker-dealer on an omnibus basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

(5) Receivables from and Payable to Customers and Noncustomers

Amounts receivable from and payable to customers and noncustomers (principally directors of the Company) include amounts due on cash and margin transactions. Securities owned by customers and noncustomers are held as collateral for receivables. Such collateral is not reflected in the consolidated financial statements.

(Continued)

(6) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading and investment securities at market values, as follows:

		2004	2003
Owned:			
Marketable securities, at market value:			
State and municipal obligations (primarily located in the Commonwealth of Virginia)	$	4,638,922	10,639,003
U.S. Government agency obligations		19,690	506,369
Corporate bonds		476,398	679,655
Corporate stocks		576,242	549,564
		5,711,252	12,374,591
Not readily marketable securities, at estimated fair value		105,246	116,055
	$	5,816,498	12,490,646
Sold, not yet purchased at market value – corporate stocks	$	108,339	389,330

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. See note 8.

(7) Note Receivable from Member

The note receivable from Member was due March 31, 2005; however, it was paid off during 2004. Interest on the unpaid principal balance was payable quarterly at an annual rate of 6.42%.

(8) Short-Term Bank Loans

Short-term bank loans are used to finance loans to customers and noncustomers who have purchased securities under margin agreements and to finance trading and investment securities. These loans are generally made at the short-term collateralized borrowing rate (2.47% and 1.43% at December 31, 2004 and 2003) and are payable on demand. In addition, the Company has a $1 million unsecured line of credit with a commercial bank. The interest rate on this line of credit is prime (5.25% and 4.00% at December 31, 2004 and 2003) and any borrowings are payable upon demand.

Short-term bank loans and related collateral outstanding at December 31, 2004 and 2003 were as follows:

	Loans		Collateral	
	2004	2003	2004	2003
Collateralized by Company securities	$ 4,350,000	10,400,000	4,361,070	10,410,508
Collateralized by customer securities	5,230,000	9,890,000	26,172,348	31,527,167
Collateralized by noncustomer securities	2,760,000	2,775,000	2,761,093	2,775,227
Unsecured line of credit	100,000	100,000	—	—
	$ 12,440,000	23,165,000	33,294,511	44,712,902

(9) Subordinated Borrowings

The Company has approval from the New York Stock Exchange for a Revolving Note and Cash Subordination Agreement (the Agreement) with a bank for up to $7,500,000 at prime (5.25% at December 31, 2004 and 4.00% at December 31, 2003) + 1%. The Company must pay a commitment fee of 1/8% for any unused portion of the Agreement. There were no amounts outstanding under the agreement at December 31, 2004 or 2003, respectively.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10) Employee Benefit Plans

The Company has a defined contribution profit sharing plan and a 401(k) plan covering substantially all employees. Contributions to the profit sharing plan are made solely at the discretion of the board of managers.

(11) Securities Borrowing Activities

The Company borrows securities under the terms of securities loan agreements it has reached with outside companies. Either party can terminate these loans at any time. Under these agreements, the Company is required to deliver cash collateral to the lender to secure each loan. Such collateral must be delivered prior to or simultaneous with the delivery of the securities by the lender. Collateral requirements vary depending on the nature of the security involved but are generally equal to or greater than the market value of the securities borrowed. The securities borrowed and the related cash collateral are marked to market at the close of business each day, with settlement of any difference made by the appropriate party on a daily basis.

At December 31, 2004 and 2003, investment securities having a market value of $1,053,600 and $2,124,200, respectively, were borrowed by the Company. Cash deposited by the Company with the lenders also totaled $970,125 and $2,056,924 at December 31, 2004 and 2003, respectively.

The Company has recorded the collateral paid to the lenders pursuant to securities lending transactions as security borrowing transactions with a corresponding payable under securities loan agreements.

(Continued)

(12) Financial Instruments

The financial instruments of the Company are reported in the consolidated statements of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

In the normal course of its business, the Company enters into various transactions involving off-balance-sheet financial instruments. These financial instruments include the purchase and sale of securities pursuant to new issuances. These transactions are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to year end.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(Continued)

The Company has a concentration of credit risk in the Commonwealth of Virginia since a significant portion of its customer base resides in that state. This is mitigated through Company's policy of maintaining custody of collateral for all of its margin account customers in accordance with various regulatory and internal guidelines.

(13) Commitments and Contingencies

The Company leases its office space and certain office equipment and software under operating leases expiring at various dates through 2012. Minimum future rental payments required under such leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2004 are as follows:

2005	$	3,103,608
2006		2,914,508
2007		2,692,300
2008		2,549,316
2009		2,350,785
2010 and thereafter		5,729,991
Total minimum lease payments	$	19,340,508

The Company is a party to certain legal and regulatory actions arising in the normal course of business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various actions will not result in any material adverse effects on the consolidated financial position, results of operations, or liquidity of the Company.

(14) Net Capital Requirements and Capital Redemption Agreement

The Company is subject to the SEC Rule 15c3-1, and the New York Stock Exchange, Inc., which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company and its subsidiary maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rules also provide that equity capital may not be withdrawn or cash distributions paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2004, the Company's net capital, as defined, of $17,289,964 was 27.84% of aggregate debit balances and was $15,789,964 in excess of the minimum net capital required.

The Members have agreements with holders of all their outstanding common stock whereby the Members are required to repurchase the stock in the event of the stockholder's death or retirement. The Company has agreements with the Members whereby it will distribute to the Members capital sufficient for the Members to complete the redemption, subject to compliance with the rules of the New York Stock Exchange, Inc. The purchase price for such shares and the related units of the Company are determined by the Members' boards of directors and the Company's board of managers, respectively.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

January 28, 2005



KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Managers
Davenport & Company LLC:

In planning and performing our audit of the consolidated financial statements of Davenport & Company LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and the reserve required by SEC Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by SEC Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of managers, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 28, 2005